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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           (Amendment No. ________)*

                             Intercell Corporation
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                               (Name of Issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                   458441300
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                                (CUSIP Number)

                                Timothy Solomon
                           Gemini Investments, Ltd.
                        Cayman National Trust Co, Ltd.,
                     Cayman National Building Elgin Avenue
                           Grand Cayman Islands, BWI
                                (345) 949-0445
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 30, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 458441300

                1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

                    Gemini Investments, Ltd.

                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [_]

                    (b)  [_]

                3.  SEC Use Only

                4.  Source of Funds (See Instructions)      WC

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

                6.  Citizenship or Place of Organization    Cayman Islands,
                    British West Indies

Number of       7.  Sole Voting Power           9,627,881
Shares
Beneficially    8.  Shared Voting Power         -0-
Owned by
Each            9.  Sole Dispositive Power      9,627,881
Reporting
Person With     10. Shared Dispositive Power    -0-


                11. Aggregate Amount Beneficially Owned by Each Reporting Person
                    9,627,881

                12. Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) [_]

                13. Percent of Class Represented by Amount in Row (11)  5.5%*

                14. Type of Reporting Person (See Instructions)   CO

*Assumes that all of the outstanding exercisable or convertible securities of Intercell Corporation are exercised or converted into shares of Common Stock


                                       1
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CUSIP No. 458441300

                1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
                    Timothy Solomon

                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [_]

                    (b)  [X]

                3.  SEC Use Only

                4.  Source of Funds (See Instructions)      WC, PF

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

                6.  Citizenship or Place of Organization   Cayman Islands,
                    British West Indies

Number of       7.  Sole Voting Power           9,627,881
Shares
Beneficially    8.  Shared Voting Power         -0-
Owned by
Each            9.  Sole Dispositive Power      9,627,881
Reporting
Person With     10. Shared Dispositive Power    -0-

                11. Aggregate Amount Beneficially Owned by Each Reporting Person
                    9,627,881

                12. Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) [_]

                13. Percent of Class Represented by Amount in Row (11)  5.5%*

                14. Type of Reporting Person (See Instructions)   IN

*Assumes that all of the outstanding exercisable or convertible securities of Intercell Corporation are exercised or converted into shares of Common Stock

                                       2
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Item 1.  Security and Issuer

           This statement relates to the common stock, no par value (the "Common Stock") of Intercell Corporation (the "Issuer"), whose principal executive offices are located at 370 17th Street, Suite 3580, Denver, CO 80202.

Item 2.  Identity and Background

(a) - (c)  This statement is being filed by Gemini Investments, Ltd. ("Gemini
           Investments") and Timothy Solomon (the "Control Person" and collectively with Gemini Investments, the "Reporting Persons"). Gemini Investments is a holding company organized in the Grand Cayman Islands, British West Indies. The principal offices of Gemini Investments and the business address of the Control Person are located at Cayman National Trust Co., Ltd., Cayman National Building Elgin Avenue, Grand Cayman Islands, BWI. The principal employment of the Control Person is a trust officer of Cayman National Trust Co. and is the sole officer and director of Gemini Investments.

(d) - (e)  During the last five years, the Reporting Persons have not been (i)
           convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Control Person is a citizen of the Cayman Islands, British West Indies. Gemini Investments is a company organized in the Grand Cayman Islands, British West Indies.

Item 3.  Source and Amount of Funds or Other Consideration

           The acquisition of the 9,627,881 shares of Common Stock by the Reporting Persons held by Gemini Investments was made with $35,000 cash from the working capital of Gemini Investments.

Item 4.  Purpose of Transaction

           The purpose of the transaction was to acquire the Common Stock as an investment.

Item 5.  Interest in Securities of the Issuer

(a) 9,627,881 shares of Common Stock, representing 5.5% of the Common Stock of the Issuer on a fully-diluted basis, are beneficially owned by the Reporting Persons.

(b) The Reporting Persons have sole voting power for all securities listed in (a) above.

(c) No transactions were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from the Common Stock of the Issuer identified in paragraph (a) of this Item.

(e) No Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

                                       3
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Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to
         Securities of the Issuer.

           None.

Item 7.  Material to be Filed as Exhibits

           (1.00) Joint Filing Agreement between Gemini Investments, Ltd. and the Control Person.

                                       4
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                                   Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated the 10th of April, 2000.



                              GEMINI INVESTMENTS, LTD.

                                    By:  /s/ Timothy Solomon
                                       -----------------------------------------
                                    Name:  Timothy Solomon
                                         ---------------------------------------
                                    Title: Director
                                          --------------------------------------

                              /s/ Timothy Solomon
                              --------------------------------------------------
                              Name:  Timothy Solomon
                                   ---------------------------------------------

                                       5
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                                 EXHIBIT INDEX



Exhibit No.                                Description

1.00            Joint Filing Agreement between Gemini Investors, Ltd. and the
                Control Person